Exhibit 99.4

THOMSON REUTERS

STOCK INCENTIVE PLAN

(As of March 1, 2017)

Section 1.	General Provisions

1.1	Purpose

This Stock Incentive Plan has been adopted by the Corporation in order to advance the interests of Thomson Reuters by enabling grants of Options and other equity-based Awards to be made to selected Participants so as to provide an additional incentive to such Participants, encourage stock ownership by them and thereby increase their proprietary interest in Thomson Reuters success and their desire to remain with Thomson Reuters. The Plan will also assist Thomson Reuters in attracting and retaining key Employees. Awards granted prior to March 1, 2017 shall be administered in accordance with Plan provisions in effect prior to that date to the extent appropriate. Awards granted on or after March 1, 2017 shall be administered in accordance with these Plan provisions.

1.2	Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section 1.2:

(a)	“Administrator” means any person or group of persons to whom the Committee delegates any or all of its powers pursuant to Section 1.3(c)(v).

(b)	“Affiliate” means “affiliate” as defined in National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time.

(c)	“Associate” means “associate” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matters.

(d)	“Award” means an Option, SAR, RSU or other award granted pursuant to this Plan.

(e)

“Award Agreement” means any written or electronic agreement or other document(s) specifying the terms and conditions applicable to an Award, which may be accepted or acknowledged by a Participant through electronic or other non-paper means.

(f)

“Blackout Period” means any period imposed by Thomson Reuters during which specified individuals, including Insiders of the Corporation, may not trade in the Corporation’s securities (including for greater certainty when specific individuals are restricted from trading because they are in possession of material nonpublic information), but excluding any period during which a regulator has halted trading in the Corporation’s securities.

(g)	“Board” means the board of directors of the Corporation.

(h)	“Business Day” means a day on which the New York Stock Exchange (or, if appropriate, any other exchange that is used to determine Fair Market Value) is open for trading.

(i)

“Change of Control” means (except as may be otherwise required, if at all, under Code Section 409A) the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to one of the Thomson Reuters Entities; (ii) the first day on which a majority of the members of the Board are not Continuing Directors; (iii) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Corporation’s Voting Stock, measured by voting power rather than number of shares; or (iv) the consummation of a “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the Corporation’s Voting Stock, measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

(j)	“Code” means the United States Internal Revenue Code of 1986, as amended, including all regulations thereunder.

(k)

“Committee” means the Human Resources Committee of the Board, any successor committee of the Board, or any subcommittee established by the Committee to administer the Plan or person or group of persons to whom the Committee has delegated any or all of its powers to administer the Plan and to perform the functions set forth herein.

(l)

“Common Shares” means common shares in the capital of Thomson Reuters Corporation, provided that “Common Shares” shall include all shares or other securities issued in substitution for the Common Shares as provided for in Section 1.6.

(m)	“Continuing Directors” means, as of any date of determination, any member of the Board who (i) was a member of the Board on the date of an Award; or (ii) was nominated for election, elected or appointed to the Board with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination, election or appointment (either by a specific vote or by approval of the Corporation’s management information circular in which such member was named as a nominee for election as a director).

(n)	“Corporation” means Thomson Reuters Corporation and its successors.

(o)	“Employee” means any employee or officer of Thomson Reuters as may be determined from time to time by the Committee.

(p)	“Employer” means the entity within Thomson Reuters which employs a Participant and, if more than one, such entity as determined for this purpose by the Committee.

(q)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(r)

“Fair Market Value” on any day means the closing price in U.S. dollars of a Common Share on the New York Stock Exchange on the immediately preceding Business Day, or if not so traded on such date, the average of the closing bid and asked prices on such exchange for that date; provided, however, that (i) if the Common Shares are not traded on the New York Stock Exchange or (ii) if in the discretion of the Committee, such exchange does not reflect the fair market value of the Common Shares, then “Fair Market Value” shall mean the closing price in the applicable trading currency of a Common Share on the other primary trading market for the Common Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars or other applicable currency (based on the mid-market noon spot rate for exchange on the immediately preceding Business Day), in each case using such closing price reported in such source as the Committee deems to be reliable. If the Common Shares are not traded on the New York Stock Exchange or on any other trading market, the Committee shall determine in its sole discretion in good faith a method for determining “Fair Market Value” as of a particular date.

(s)	“Insider” means an “insider” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matters.

(t)	“ISO” means an Option that qualifies as an incentive stock option within the meaning of Section 422 of the Code and is designated as such by the Committee at the date of its grant.

(u)	“Non-U.S. Participant” means a Participant who is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.

(v)	“Option” means an option granted under the Plan to purchase Common Shares.

(w)	“Participant” means any Employee selected by the Committee to participate in the Plan, or as the context requires, any beneficiary thereof.

(x)	“Plan” means this Stock Incentive Plan of Thomson Reuters, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Committee, from time to time.

(y)	“RSU” means a restricted share unit granted under the Plan.

(z)	“SAR” means a stock appreciation right, and includes a Tandem SAR or a Stand Alone SAR granted under the Plan.

(aa)

“Security Based Compensation Arrangement” means a “security based compensation arrangement” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing stock option plans, stock purchase plans, stock appreciation rights and other related matters.

(bb)	“Stand Alone SAR” means a SAR not granted in tandem with an Option.

(cc)

“Subsidiary” means any corporation of which not less than 50% of the total combined voting power of all classes of stock is held directly or indirectly by the Corporation, whether or not such corporation now exists or is hereafter organized or acquired directly or indirectly by the Corporation. “Subsidiary” also means an unincorporated business entity, such as a limited liability company or partnership, in which the Corporation holds directly or indirectly not less than 50% of the total combined voting power with respect to all classes of equity ownership of such entity, whether or not such unincorporated business entity now exists or is hereafter organized or acquired directly or indirectly by the Corporation.

(dd)	“Tandem SAR” means a SAR granted in connection with an Option.

(ee)	“Thomson Reuters” means Thomson Reuters Corporation and its Subsidiaries and “Thomson Reuters Entity” means any one of them, as the context requires.

(ff)	“U.S. Participant” means a Participant who is a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.

(gg)

“Voting Stock” means, collectively, stock of the class or classes of the Corporation having general voting power under ordinary circumstances to elect at least a majority of the Board (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of the Corporation (excluding debt securities and the Thomson Reuters Founders Share in the Corporation held by Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

(hh)	“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

(ii)

“Woodbridge Group” means at any particular time such of (i) Woodbridge, (ii) the Affiliates of Woodbridge, and (iii) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

1.3	Administration

(a)	The Plan shall be administered by the Committee.

(b)	Subject to the limitations of the Plan, the Committee shall have the responsibility and authority to:

(i)	select those Employees who may participate in the Plan; and

(ii)	grant Awards under the Plan to Participants and determine the timing of such Awards.

(c)	Subject to the limitations of the Plan, the Committee shall be empowered to:

(i)	establish any limitations, restrictions, terms and conditions applicable to any Awards under the Plan;

(ii)	interpret the Plan;

(iii)

adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, including, without limitation, special guidelines and provisions for persons who are residing in, or are subject to, the taxes and currencies of, countries other than the United States, Canada and the United Kingdom;

(iv)

make any other determination and take any other action in connection with the implementation and administration of the Plan as it may deem necessary or advisable or as the Board may direct, including, without limitation, correcting any defect or omission or reconciling any inconsistency in the Plan or an Award; and

(v)

delegate to any person or committee of persons any or all of its powers and authorities under the Plan, including, without limitation, authorizing any person to execute on behalf of the Corporation any instrument required to effectuate the grant of an Award previously approved by the Committee and maintaining records relating to Awards, vesting, exercises, forfeitures and expiration of Awards.

(d)

All decisions, determinations and interpretations of the Committee on matters with respect to the Plan within its authority shall be final, conclusive and binding upon the Corporation and all Participants, except as otherwise determined by the Board.

(e)

Each of the Corporation, the Board, the Committee and any Administrator may consult with professional advisors, including, without limitation, legal counsel, who may be counsel for the Corporation, the Board, the Committee, the Administrator or other counsel, with respect to its obligations or duties hereunder or with respect to any action or proceeding or any question of law and neither the Corporation nor any member of the Board or the Committee or any Administrator shall be liable with respect to any action taken or omitted by it pursuant to the advice of such counsel or any other action taken or omitted by it in good faith.

(f)

To the fullest extent permitted by law, the Corporation shall indemnify and hold harmless each person who is a member of the Board, the Committee, or an Administrator with respect to any action, proceeding or claim of any kind made against such person resulting from any action taken or omitted by him or her in connection with the administration of the Plan unless, in each case, such action was taken or made by such person in bad faith and without reasonable belief that it was in the best interests of Thomson Reuters. The Corporation shall not be liable to a Participant for any loss resulting from a decline in the market value of any Common Shares. There is no assurance of any particular value as a result of an Award.

(g)

A Participant’s right to receive Common Shares hereunder is an unfunded entitlement only against the general assets of the Corporation. Each Participant has only the status of a general unsecured creditor and an Award Agreement constitutes only a promise by the Corporation to deliver Common Shares in accordance with the terms and conditions of an Award Agreement.

1.4	Participation

(a)	In selecting Participants and in granting Awards, the Committee may give consideration to:

(i)	the functions and responsibilities of the Participant;

(ii)	his or her past, present and potential contributions to the profitability and growth of Thomson Reuters;

(iii)	the value of his or her services to Thomson Reuters; and

(iv)	other factors deemed relevant by the Committee.

(b)

Participation in the Plan is entirely discretionary. Neither the Plan nor any Award hereunder shall give any Participant any right with respect to continuance of employment or appointment by Thomson Reuters, nor shall the Plan or any

Award hereunder impose a limitation in any way on the right of Thomson Reuters to terminate any Participant’s employment or appointment at any time. Thomson Reuters does not assume responsibility for the income and other tax consequences for the Participants and each Participant is advised to consult with the Participant’s own tax advisors.

1.5	Shares Available, Restrictions and Fractions

(a)

Subject to adjustment as provided in Section 1.6, the maximum number of Common Shares which may be issued under the Plan is 72,000,000, provided that the maximum number of Common Shares which may be issued in respect of RSUs or Awards based on Common Shares under Section 5.1, in each case, granted on or after December 31, 2016 is 14,873,200.

(b)

The maximum number of Common Shares which may be issued under Awards held by a Participant may not at any time exceed 5% of the number of outstanding Common Shares at such time determined on a non-diluted basis.

(c)

The maximum number of Common Shares for which Awards may be granted and which may be otherwise awarded under the Plan to a Participant during any one year period is 5,000,000 Common Shares, subject to adjustment as provided in Section 1.6.

(d)

The number of Common Shares issued to Insiders and such Insiders’ Associates within any one year period under the Plan and any other Security Based Compensation Arrangement of Thomson Reuters cannot exceed 5% of the number of outstanding Common Shares at such time determined on a non-diluted basis. The number of Common Shares issuable to Insiders at any time under the Plan and any other Security Based Compensation Arrangement of Thomson Reuters cannot exceed 10% of the number of outstanding Common Shares determined on a non-diluted basis.

(e)	The maximum number of Common Shares which may be issued under the Plan through ISOs is 5,000,000, subject to adjustment as provided for in Section 1.6.

(f)

Any Common Share issuable pursuant to an outstanding Award that is, for any reason, cancelled, expired, forfeited or terminated without having been exercised in full shall again be available for Awards under the Plan. Any Common Share issuable pursuant to an outstanding Award that is settled with Common Shares purchased on the open market or settled in cash shall again be available for Awards under the Plan.

(g)	No fractional shares shall be issued under the Plan, and the Committee shall determine, in its sole discretion, the manner in which fractional share values shall be treated for any purpose.

(h)	As soon as practicable after receipt of a properly completed and signed written notice of exercise of an Option or SAR and receipt of payment in full for the

Common Shares to be acquired upon exercise of an Option or upon the vesting of an RSU or other Award, the Corporation will cause to be mailed to the Participant by registered or certified mail or will courier the certificates representing the Common Shares purchased or acquired. Alternatively, other evidence of ownership of the Common Shares will be sent to the Participant if the Common Shares are to be held in book-entry form.

1.6	Adjustments

In the event of any change in the number of outstanding Common Shares by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or other corporate change affecting the Common Shares, the Board or the Committee shall make appropriate adjustment in or substitution for:

(a)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan;

(b)	the number or kind of shares or other securities subject to outstanding Awards; and

(c)	the exercise price of shares or other securities subject to outstanding Awards;

provided, however, that no adjustment or substitution shall obligate the Corporation to issue or sell fractional shares and that all such adjustments or substitutions shall be subject to any required shareholder or regulatory approval.

1.7	Withholding

The Corporation has the right to deduct from all amounts paid in cash, or to require, prior to the issuance or delivery of any Common Shares, payment by the Participant of an amount in cash equal to any taxes required by law to be withheld. In the case of issuance or delivery of Common Shares, the Corporation also has the right to retain, or sell without notice or to permit the Participant to elect to have the Corporation retain or sell, a sufficient number of Common Shares to cover the amount required to be withheld, or to withhold any such amount from the Participant’s salary. The Committee, in its sole discretion, may authorize, on such terms and conditions as it determines, that any such withholding obligation with regard to any Participant may also be satisfied by delivery by such Participant of Common Shares already owned.

1.8	Expenses

The expenses of administering the Plan shall be borne by the Corporation, except that brokerage fees or expenses associated with the sale or transfer of Common Shares by a Participant shall be borne by the Participant.

1.9	Change of Control

Notwithstanding any other provision of this Plan, in the event of a Change of Control, such surviving, successor or acquiring entity shall assume any outstanding Options and Awards or shall substitute similar options or awards for the outstanding Options or Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Options and Awards or substitute similar options or awards for the outstanding Options or Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Awards shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs, be settled, immediately prior to the termination of the Plan.

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 1.9 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated.

1.10	Ceasing Employment Following a Change of Control

Notwithstanding anything in this Section 1.10 to the contrary, unless otherwise determined by the Committee or the Board or as set forth in the applicable Award Agreement, if a Participant’s employment with Thomson Reuters is terminated without cause on or within 24 months following a Change of Control and before the expiry of the Participant’s Options, all unvested Options held by the Participant on the Participant’s date of termination shall immediately vest. The Participant may within 12 months after the Participant’s date of termination, or such shorter period as is remaining in the term of the Options, exercise all Options held by the Participant on the Participant’s date of termination. At the end of such 12 month period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate and be of no further force or effect.

Notwithstanding anything in this Section 1.10 to the contrary, unless otherwise determined by the Committee or the Board or as set forth in the applicable Award Agreement, if a Participant’s employment with Thomson Reuters is terminated without cause on or within 24 months following a Change of Control, all outstanding RSUs or other Awards held by the Participant on the Participant’s date of termination shall immediately vest and shall be settled as soon as practicable following the Participant’s date of termination.

1.11	Non-exclusivity

Nothing contained herein shall prevent the Corporation, the Board or the Committee from adopting other compensation arrangements, subject to regulatory and shareholder approval if required, and such arrangements may be either generally applicable or applicable only in specific cases.

1.12	Amendment

(a)

The Board or the Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body. The Board or the Committee may make amendments to the Plan or to any Award outstanding hereunder without seeking shareholder approval except for amendments which:

(i)

increase the number of Common Shares reserved for issuance under the Plan, including an increase to a fixed number of Common Shares or a change from a fixed number of Common Shares to a fixed maximum percentage;

(ii)	increase the maximum number of Common Shares which may be issued under RSUs or Awards granted under Section 5.1;

(iii)	increase the maximum number of Common Shares which may be issued under Awards held by a Participant;

(iv)	remove or exceed the insider participation limits set out in Section 1.5(d);

(v)	reduce the exercise price of an Award (including the cancellation and re-grant of an Award, constituting a reduction of the exercise price of the Award), except pursuant to Section 1.6;

(vi)	extend the term of an Award beyond its original expiry date, except pursuant to Section 2.4(e) or Section 3.3(f);

(vii)

change the provisions relating to the transferability of an Award, other than for a transfer by will or the laws of descent and distribution, to an entity which is controlled by a Participant or to a former spouse or domestic partner of a Participant in connection with a legal obligation or settlement;

(viii)	amend the provisions of Section 1.6;

(ix)	extend eligibility to participate in the Plan to non-Employee directors;

(x)	change the rights attaching to the Common Shares;

(xi)	amend the provisions of this Section 1.12; or

(xii)	are required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

(b)

Except as expressly set forth herein, no action of the Board, Committee or shareholders shall materially and adversely alter or impair the rights of a Participant without the consent of the affected Participant under any Award previously granted to the Participant.

1.13	Laws

(a)	The Plan and all matters to which reference is made herein shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)	Notwithstanding any other provision of the Plan or Award:

(i)

to the extent permitted under Section 409A of the Code, the Committee may postpone any exercise of any Option, or the issue or delivery of any Common Shares pursuant to the Plan for such time as the Committee in its discretion may deem necessary in order to permit the Corporation to obtain shareholder approval, if required under applicable laws, or to effect or maintain registration of the Plan or the Common Shares issuable pursuant hereto under the securities laws of any applicable jurisdiction, or to determine that such Common Shares and the Plan are exempt from such registration;

(ii)

the Corporation shall not be obligated by any provision of the Plan or Award to sell or issue Common Shares in violation of any laws, rules, regulations and policies of any governmental authority in any applicable jurisdiction; and

(iii)

the Corporation shall have no obligation to reserve or issue any Common Shares unless such Common Shares shall have been duly listed, upon official notice of issuance, with each stock exchange on which the Common Shares are listed for trading.

1.14	Participant Not a Shareholder

A Participant shall have no rights as a shareholder of the Corporation with respect to any Common Shares covered by any Award until such time as and only to the extent that such Common Shares have been issued to the Participant in accordance with the terms hereof.

1.15	Personal Data

In order to administer the Plan, Thomson Reuters may collect, process and store personal data about Participants. Such data includes, but is not limited to, the information provided in an Award Agreement and any changes thereto, other appropriate personal and financial data about a Participant, such as a home address, business address, e-mail address and other contact information, payroll information and any other information that might be deemed appropriate by Thomson Reuters to facilitate the administration of the Plan. By accepting an Award, each Participant gives explicit consent to Thomson Reuters to collect, process and store any such personal data. Participants also give explicit consent to Thomson Reuters to transfer any such personal data within and outside any country in which the Participant may work or be employed, and such data may be transferred to persons who are designated by Thomson Reuters to administer the Plan. The United States has not been determined to provide an adequate level of privacy protection as defined in the European Union’s Directive on Data Protection. However, Thomson Reuters will, at all times, take the appropriate measures to protect Participants’ personal data. Participants have the right to request information on the collection, processing and use of their personal data. If a Participant wishes to exert his or her rights to information, he or she may make a written request to Thomson Reuters. Requests should contain sufficient detail to describe the data with respect to which the Participant requests information.

1.16	Electronic Delivery

By signing or otherwise accepting an Award Agreement, each Participant consents to receive copies of the Plan, the Plan prospectus/summary and other Plan information and notices, including, if applicable, information necessary to comply with laws outside the United States, Canada and the United Kingdom, from Thomson Reuters employee intranet at www.reachingourpeople.com (or such other intranet site as Thomson Reuters may establish or make available to Participants from time to time) during the time that a Participant is an Employee. Each Participant acknowledges and agrees that in the future the Corporation will deliver to the Participant electronically a copy of the Corporation’s annual report on Form 40-F for each fiscal year, as well as copies of all other reports, proxy statements and other communications distributed to the Corporation’s shareholders. Each Participant agrees that these documents will be deemed delivered to the Participant upon their posting by Thomson Reuters on its website at www.thomsonreuters.com or on its employee intranet at www.reachingourpeople.com (or such other intranet site as Thomson Reuters may establish or make available to Participant from time to time). Each Participant acknowledges that this consent may be withdrawn only by written notice to Thomson Reuters, which notice may be given at any time, and that written copies of the Plan, Plan prospectus/summary, other Plan information and shareholder information are available by written request to Thomson Reuters.

1.17	Special Incentive Compensation

The amount of any compensation deemed to be received by a Participant as a result of the grant of an Award hereunder is special incentive compensation and, notwithstanding any provisions of such plan or other arrangement to the contrary, will not be taken into account as “salary” or “compensation” or “bonus” in determining the amount of any payment under any pension, retirement or profit-sharing plan of Thomson Reuters or any life insurance, disability or other benefit plan of Thomson Reuters.

1.18	Power of Attorney

By signing or otherwise accepting an Award Agreement, each Participant appoints the Corporation and its successors and assigns as his or her attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Plan and any Award Agreement and taking any action and executing any instruments which such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof or thereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest. Each Participant shall, if so requested by the Corporation, execute and deliver to the Corporation all such instruments as may, in the judgment of the Corporation, be advisable for this purpose.

Section 2.	Options

2.1	Option Grants

The Committee may, from time to time, grant Options to any Participant. Each grant of Options shall be confirmed by an Award Agreement. No ISOs may be granted under the Plan after February 23, 2015.

2.2	Exercise Price

The Committee shall establish the exercise price at the time each Option is granted which exercise price:

(a)	may be in Canadian dollars, U.S. dollars, British pounds sterling or such other currency as determined by the Committee, and

(b)

shall in all cases be not less than 100% of the Fair Market Value of the Common Shares at the date of the Award (provided that where the exercise price of an Option is established in a currency other than U.S. dollars, the Fair Market Value of the Common Shares at the date of the Award shall be converted into the currency of the exercise price of the Option at the mid-market noon spot rate for exchange of such currency for U.S. dollars on the immediately preceding Business Day).

2.3	Exercise of Options

(a)	Subject to Section 2.4(e), Options shall not be exercisable later than ten (10) years after the date of granting an Award.

(b)

On granting an Option, the Committee may determine when any Option shall become exercisable and may determine that the Option shall be exercisable in installments and may impose such other restrictions as it shall deem appropriate. If the Committee determines that any Option is exercisable subject to certain limitations (including, without limitation, that such Option is exercisable only in installments or within certain time periods), the Committee may, in its sole discretion, waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiving the installment exercise provisions or accelerating the time at which such Option may be exercised).

2.4	Other Terms

(a)	Subject to Section 2.4(e), in the event that a Participant ceases to be an Employee, Options shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee.

(b)

Options shall be exercisable only during the lifetime of a Participant by the Participant or his or her legal guardian, representative or a permitted transferee under Section 2.4(c) and after the death of a Participant only by the Participant’s legal representative or a permitted transferee under Section 2.4(c).

(c)

Options shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse or domestic partner of a Participant in connection with a legal obligation or settlement.

(d)

A Participant shall pay the exercise price in full for Options. Options may be exercised by mailing by registered or certified mail, delivering by hand or courier or sending by facsimile or e-mail a written notice to Thomson Reuters directed to it at its offices at Metro Center, One Station Place, Stamford, Connecticut 06902, attention: Stock Plan Administrator (fax number: +1.203.539.7724; e-mail address: stockplanadministrator@thomsonreuters.com), specifying the number of Common Shares to be purchased. The exercise price shall be paid:

(i)	in cash or by certified check, bank draft or money order payable to the order of the Corporation;

(ii)

with the consent of the Committee, through the delivery of Common Shares having an aggregate Fair Market Value on the date of payment equal to the aggregate exercise price, provided that any Common Shares delivered by a Participant hereunder must have been held by the Participant for a period of not less than six months if received by the Participant on the exercise of an Option and such Common Shares shall not be subject to any pledge or security interest;

(iii)

through any “cashless exercise” procedure acceptable to the Committee (i.e., through the delivery of irrevocable instructions to a broker to deliver promptly to the Corporation an amount equal to the aggregate exercise price and, if applicable, any tax withholding resulting from such exercise); or

(iv)	by any other method of payment approved by the Committee or as specified in an Award Agreement.

The Committee shall determine acceptable methods for providing notice of exercise, for tendering Common Shares or for delivering irrevocable instructions to a broker and may impose such limitations and conditions on the use of Common Shares or irrevocable instructions to a broker to exercise an Option as it deems appropriate. An exercise of Options (including, for greater certainty, through any form of cashless exercise) shall result in the full deduction of the number of underlying Common Shares from the reserve of the Plan.

(e)

If an Option would otherwise expire at a time when exercise of the Option or sale of the Common Shares received upon exercise of an Option is prevented by a Blackout Period, then the term of the Option shall be extended until ten (10) Business Days after the exercise of the Option would first be permitted by Thomson Reuters insider trading policy, provided that any such extended expiration date for any U.S. Participants shall not in any event be beyond the earlier of (A) the later of (i) December 31 of the calendar year in which the Option was otherwise due to expire or (ii) the 15th day of the third month following the date on which the Option was otherwise due to expire or (B) the latest date that will not result in the extension of an Option under Section 409A of the Code.

Section 3.	Stock Appreciation Rights

3.1	Grants of SARs

The Committee may, from time to time, grant SARs to any Participant. Each grant of SARs shall be confirmed by an Award Agreement. Subject to Section 3.3(f), SARs shall not be exercisable later than ten (10) years after the date of granting an Award. Non-U.S. Participants may be granted Tandem SARs and/or Stand Alone SARs. U.S. Participants may only be granted Stand Alone SARs. Any such grant of Tandem SARs shall be included in the Award Agreement referred to in Section 2.1 hereof.

3.2	Exercise

(a)

If a Participant exercises a Stand Alone SAR, such Participant shall be entitled to receive such number of Common Shares that in the aggregate have a Fair Market Value equal to the excess, if any, of (i) the Fair Market Value of the Common Shares underlying the Stand Alone SAR as of the date of exercise over (ii) the Fair Market Value of such Common Shares as of the date that the applicable Award was granted, net of applicable taxes.

(b)

A Participant may only exercise a Tandem SAR at the same time, and to the same extent, that the Option related thereto is exercisable. Upon the exercise by a Participant of any Tandem SAR, the corresponding portion of the related Option shall be surrendered to the Corporation. On the exercise of a Tandem SAR, the Participant shall be entitled to receive an amount in cash (net of applicable taxes) equal to the excess, if any, of (i) the Fair Market Value of the Common Shares underlying such Tandem SAR as of the date of exercise over (ii) the exercise price of such Tandem SAR.

3.3	Other Terms

(a)

In the event that a Participant ceases to be an Employee, any Stand-Alone SAR, including any unexercised portion thereof, shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee. Notwithstanding the above, subject to Section 3.3(e), no Stand Alone SAR may be exercised beyond the stated expiry date.

(b)	Tandem SARs shall terminate and cease to be exercisable on the termination of the related Option.

(c)

Stand Alone SARs shall be exercisable only during the lifetime of the Participant by the Participant, his or her legal guardian or representative or a permitted transferee under Section 3.3(d) and after death of a Participant only by the Participant’s legal representative or a permitted transferee under Section 3.3(d).

(d)

Stand Alone SARs shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse of a Participant or domestic partner in connection with a legal obligation or settlement.

(e)

Tandem SARs shall not be transferable, other than in the case of a surrender to the Corporation on exercise, except in the manner and to the extent that the related Option is transferable and any transfer of an Option shall be deemed to provide for a corresponding transfer of the related Tandem SAR.

(f)

If a SAR would otherwise expire at a time when the exercise of a SAR is prevented by a Blackout Period, then the term of the SAR shall be extended until ten (10) Business Days after the exercise of the SAR first would be permitted by Thomson Reuters insider trading policy, provided that any such extended expiration date for any U.S. Participant shall not in any event be beyond the earlier of (A) the later of (i) December 31 of the calendar year in which the SAR was otherwise due to expire or (ii) the 15th day of the third month following the day on which the SAR was otherwise due to expire or (B) the latest date that will not result in the extension of the SAR under Section 409A of the Code.

Section 4.	Restricted Share Units

4.1	RSU Awards

The Committee may, from time to time, grant RSUs to a Participant. Each grant of RSUs shall be confirmed by an Award Agreement. For purposes of the Plan, each RSU is a right granted to a Participant to receive one Common Share upon specified vesting dates, subject to any additional terms and conditions set forth in the Award Agreement. RSUs include, without limitation, time-based RSUs and performance RSUs.

4.2	Other Terms

(a)	In the event that a Participant ceases to be an Employee, any RSUs shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee.

(b)

RSUs shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse or domestic partner of a Participant in connection with a legal obligation or settlement.

Section 5.	Other Awards

5.1	Other Awards

The Committee may also grant Awards of Common Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value at the day of the grant of, Common Shares. Such Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Common Shares, or the equivalent cash value of such Common Shares, upon the completion of a specified period of service, the occurrence of an event or the attainment of specified performance objectives. Such Awards may be granted alone or in addition to any other Awards granted under the Plan. The Committee shall determine to whom and when such Awards will be made, the number of Common Shares to be awarded under (or otherwise related to) such Awards, whether such Awards shall be settled in cash, Common Shares (issued from treasury or purchased on the open market) or a combination of cash and Common Shares, the currency in which any payments shall be made or any awards shall be denominated and all other terms and conditions of such Awards.

The Committee may grant certain Awards under this Section 5.1 expressed in terms of, or based on, one or more pre-established and objective Thomson Reuters, segment, business unit or divisional financial or operational criteria or measures. Performance goals may be based on the performance of Thomson Reuters or a segment, business unit or division generally, in the absolute or in relation to peers, or the performance of a particular Participant. In establishing performance goals, the Committee may establish different performance goals for individual Participants or groups of Participants. Performance goals may be weighted to reflect relative significance for the performance period. Such criteria or measures may be, but are not required to be, calculated in accordance with generally accepted accounting principles applicable to the Corporation.